UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 2025

Commission File Number:  001-38723

Tiziana Life Sciences LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 4, 2025, Tiziana Life Sciences LTD (the “Company”) issued this 6K announcing, that it has received a notification from the Nasdaq Stock Market LLC (“Nasdaq”) Listing Qualifications Department informing the Company that it has regained compliance with the Nasdaq listing minimum bid price requirement for continued listing on the Nasdaq Capital Market exchange. Tiziana was previously notified by Nasdaq on January 29, 2025 that it was not in compliance with the minimum bid-price listing rule (under Rule 5550(a)(2)) because its common stock failed to meet the closing bid price of $1.00 or more for 30 consecutive business days. To regain compliance, the Company was required to maintain a minimum closing bid price of $1.00 or more for at least ten consecutive trading days which was met on March 12, 2025. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and this matter is now closed. The Company’s securities will continue to be listed and traded on The Nasdaq Stock Market., a copy of which is furnished as Exhibit 99.1

The Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. The information in the attached Exhibits 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES LTD

Date: March 14, 2025	By:	/s/ Keeren Shah
		Name:	Keeren Shah
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Tiziana Life Sciences LTD Press Release, dated March 14, 2025

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